UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 001-33830

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

EnergySolutions, LLC 401(k) PROFIT SHARING PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

EnergySolutions, Inc.

423 West 300 South, Suite 200
Salt Lake City, UT 84101

EnergySolutions, LLC 401(k) Profit Sharing Plan

Financial Statements and Supplemental Schedule

December 31, 2009 and 2008

*

All other supplementary schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable to the EnergySolutions, LLC 401(k) Profit Sharing Plan.

Report of Independent Registered Public Accounting Firm

The Administrative Committee

EnergySolutions, LLC 401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the EnergySolutions, LLC 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan has determined it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the EnergySolutions, LLC 401(k) Profit Sharing Plan as of December 31, 2009 and 2008, and the statement of changes in net assets available for benefits for the year ended December 31, 2009 in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management and has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Tanner LLC

Salt Lake City, Utah
October 15, 2010

EnergySolutions, LLC 401(k) Profit Sharing Plan

Statements of Net Assets Available for Benefits

	As of December 31,
	2009	2008

ASSETS

Participant-directed investments, at fair value	$102,983,760	$74,899,451
Participant loans	2,482,684	2,248,751
Total investments	105,466,444	77,148,202

Participant contributions receivable	276,299	—
Employer contributions receivable	527,699	—
Total contributions receivable	803,998	—

Net assets available for benefits, at fair value	106,270,442	77,148,202

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(104,976)	744,453
Net assets available for benefits	$106,165,466	$77,892,655

See accompanying notes to financial statements.

EnergySolutions, LLC 401(k) Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2009

Additions to (deductions from) net assets attributable to:

Investment income:
Net appreciation in fair value of investments	$18,680,550
Interest and dividend income	1,092,998
Interest income on participant loans	142,297
Total investment income	19,915,845

Contributions:
Participant	9,938,573
Employer	3,194,290
Rollover	690,257
Total contributions	13,823,120

Deductions:
Benefits paid to participants	(5,446,194)
Administrative expenses	(19,960)
Total deductions	(5,466,154)

Net increase in net assets available for benefits	28,272,811

Net assets available for benefits:
Beginning of the year	77,892,655
End of the year	$106,165,466

See accompanying notes to financial statements.

EnergySolutions, LLC 401(k) Profit Sharing Plan

Notes to Financial Statements

1.  Description of the Plan

The following description of the EnergySolutions, LLC 401(k) Profit Sharing Plan (the “Plan”) is provided for general information only.  Plan participants should refer to the plan document, as amended, summary plan description and summaries of material modifications for more complete information.

(a) Overview

The Plan was created on July 1, 1990 by Envirocare of Utah, Inc., the predecessor to EnergySolutions, LLC (the “Company” or the “Employer”), as a defined contribution plan. The Plan was established to provide employees of the Company and certain of its subsidiaries with an opportunity to accumulate funds for retirement or disability and to provide death benefits for employees’ dependents and beneficiaries. The Plan is intended to be a qualified retirement plan under the Internal Revenue Code of 1986 (“IRC”), as amended, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.  The Plan allows traditional 401(k) deferral (pre-tax) contributions and Roth 401(k) deferral (after-tax) contributions. Effective April 1, 2008, the Plan added shares of common stock of EnergySolutions, Inc. to the trust fund as an investment option for the Plan. Voting rights with respect to this investment option pass through to the participants.

The Plan is administered by the Company’s 401(k) Administrative Committee (the “Administrative Committee”) which is a committee of not less than eight employees. The Administrative Committee is responsible for interpreting the Plan’s documents, establishing investment policies, approving the investment funds offered to employees for investment of contributions, monitoring investment fund activity, reviewing investment guidelines and appointing third-party agents to conduct activities related to the administration of the Plan. Principal Trust Company is a trustee of the Plan.

(b) Participant Contributions

Eligible employees generally include all employees performing services for the Company other than non-resident aliens, unionized employees, leased employees, defined-term employees and temporary or part-time employees. The Plan provides for “Automatic Enrollments,” whereby an eligible employee who completes an hour of service with the Company and who otherwise would have been eligible to make elective deferrals is enrolled in the Plan immediately following the date the employee satisfies the Plan’s eligibility requirements. This feature automatically enrolls each eligible employee into the Plan at a default rate of 3 percent of the employee’s compensation on a pre-tax basis for the Plan year unless the employee affirmatively elects another rate of contribution or elects not to contribute.  Contributions are allocated to the Qualified Default Investment Alternative (“QDIA”) unless the participant otherwise elects to self-direct the investments of the participant’s account. The rate of contribution for a participant contributing less than 6 percent of the participant’s compensation automatically increases each January 1 by 1 percent increments, up to a maximum of 6 percent unless the participant affirmatively elects another rate of contribution.  Participants receive advance notice of their right to elect out of both of these automatic Plan features, and are permitted to stop or change either feature any time at their own discretion.

Subject to limitations issued by the Internal Revenue Service (the “IRS”), participants may elect to contribute to the Plan from 1 percent to 75 percent of their annual wages. Participants may elect to make pre-tax elective deferral contributions and/or after-tax Roth elective deferral contributions into their accounts. Upon enrollment, a participant may elect to enter into a written salary deferral agreement with the Employer that will be applicable to all succeeding payroll periods occurring in each Plan year unless revoked by the participant. Participant pre-tax contributions and Employer contributions, as well as the earnings thereon, are taxed to the participant at the time of distribution.

For the year ended December 31, 2009, participants were eligible to defer up to $16,500 in contributions to the Plan plus an additional $5,500 catch-up contribution allowance for any participant who was at least 50 years of age. In addition, the IRC limits contributions for highly compensated participants, defined by the IRC to be participants with annual compensation over $110,000 for 2009.

Participants may change their contribution percentages at their own discretion; such contribution percentage changes become effective as soon as administratively possible following receipt of the change request by the trustee.

During 2010, the Company determined that there was a material weakness in the internal control of the Plan in that the automatic enrollment provision was not applied uniformly to all newly hired eligible employees not expressly opting in or out

EnergySolutions, LLC 401(k) Profit Sharing Plan

Notes to Financial Statements (Continued)

of the Plan. As a result of this material weakness the Company reviewed all newly hired employees that could have been impacted and estimated the amount to make those individuals whole.   Consequently, an additional contribution of approximately $450,000 is required to be made to the Plan by the Company.  The additional contribution is included in Employer contributions receivable in the accompanying statement of net assets available for benefits as of December 31, 2009.  The Plan intends to enter into a voluntary correction program with the IRS to ensure that any corrective action taken is appropriate and sufficient.

(c) Employer Contributions

Participants who have completed at least 1 year of service with the Company may receive a discretionary matching contribution with respect to their elective deferral contributions. During 2009, the Company matched 50 percent of eligible participants’ contributions up to a maximum of 6 percent of eligible compensation for eligible participants at all compensation levels. For the year ended December 31, 2009, Employer matching contributions totaled approximately $2,700,000.

Each participant’s account is either credited or charged with the participant’s elective deferral contributions, any participant rollover contributions, the Employer’s matching contributions allocable to the participant and an allocation of the net investment gains or losses on the investments in the participant’s account. Allocations of Plan earnings and losses are based upon the participant’s invested balance as of the valuation dates.

(d) Investment Options

Plan assets are held in a trust fund and are invested in the Plan’s investment options at the direction of the participants, in accordance with the Plan document. In general, participants may move their assets among the Plan’s investment options through a fund transfer, reallocation, or rebalance on any business day on which the financial markets are open.

In general, no transaction costs are associated with the Plan, although certain investment funds have the right to impose redemption fees should they decide to do so.

(e) Vesting and Forfeitures

Participant elective deferral contributions and rollover contributions are fully vested when contributed.  Employer contributions become immediately vested in the event the participant dies, becomes totally disabled or attains age 65 while still employed by the Company.  Otherwise, Employer contributions vest at a rate of 25 percent per year and become fully vested after four years of qualified service, defined as a Plan year in which the participant has at least 1,000 hours of service. Termination of employment before the four-year requirement is met results in forfeiture of a prorated amount of allocated Employer contributions and earnings thereon. Forfeited amounts may be used to pay Plan expenses or to offset future Employer matching contributions. The balance of the forfeiture account was $109,496 and $55,189 as of December 31, 2009 and 2008, respectively.

In the event of partial or total termination of the Plan, participants become fully vested in their accounts.  The funds in the Plan shall be valued as of the date of termination and, after payment of necessary expenses, shall be distributed as though all participants directly affected by the partial or total termination had retired as of that date.

Once a participant is fully vested in the Employer contributions, those contributions as adjusted for investment earnings or losses thereon, are non-forfeitable and available for distribution when the participant leaves the Company or becomes entitled to an in-service distribution.

(f) Withdrawals

Prior to termination of employment, a participant who has attained the age 59 ½ or has become totally disabled may withdraw, subject to the Plan’s notice requirements, all or a portion of the vested balance of the participant’s account. Similarly, a participant who has not yet separated from service may receive a distribution of all or a portion of the vested value of the participant’s account (except earnings on elective deferral contributions) in the event of demonstrated financial hardship, subject to the Plan’s provisions.

Following termination of a participant’s employment, if the participant’s vested account balance is $1,000 or less, a distribution will be made of the vested account balance in a lump-sum unless the participant elects a direct rollover of such account balance. If the amount to be distributed exceeds $1,000, and the participant does not request a distribution, the

EnergySolutions, LLC 401(k) Profit Sharing Plan

Notes to Financial Statements (Continued)

participant’s account shall remain in the Plan and may be withdrawn or distributed at the participant’s request, or as minimum required distributions beginning when the participant attains the age of 70½. When a participant dies, the entire amount in the participant’s account is allocated to the participant’s beneficiary or beneficiaries, as described in the Plan document.

Withdrawals of common stock of EnergySolutions, Inc. are paid in cash.

(g) Participant Loans

Participants may borrow up to the lesser of 50 percent of the vested portion of their account or $50,000, with a minimum loan requirement of $1,000. The period of repayment of the loan can vary but generally may not exceed five years except for loans used to purchase or construct the participant’s primary residence. Such loans bear interest at the prime rate determined at the inception date of the loan and are payable through monthly installments for up to a 15-year period for a primary residence loan or a five-year period for all other loans. Participants are only allowed one outstanding loan. Principal and interest payments are collected through payroll deductions.

(h) Administrative Costs

For the year ended December 31, 2009, some Plan administrative costs were paid by the Company and some were paid by the Plan. External administrative costs, including participant communication expenses, trustee fees and investment management expenses are paid by the Plan and allocated based upon the participants’ invested balances.  Other expenses such as legal fees and audit fees are paid by the Company.

2. Summary of Significant Accounting Policies

(a) Basis of Presentation

The financial statements of the Plan are prepared under the accrual method of accounting in accordance with U.S. generally accepted accounting principles (“US GAAP”).

(b) Use of Estimates

The preparation of financial statements in conformity with US GAAP requires the Plan’s management to make estimates and assumptions that affect the reported amounts of net assets, additions to net assets, deductions from net assets, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and assumptions.

(c) Investment Valuation and Income Recognition

Investments are carried at fair value based on current market quotations. Changes in fair value during the year are included in the statement of changes in net assets available for benefits and recorded as investment income or loss. Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date. Amounts invested may earn interest and dividends, which in turn are reinvested.

Investment transactions are recorded on a trade-date basis. Realized gains or losses on sales, redemptions, or distributions of investments are based upon each investment’s average historical cost. Unrealized appreciation or depreciation is determined based on the fair value of assets at the beginning of the Plan year.

Investment options available to participants include:

•                  A self-directed account comprised of participant-directed investments in mutual funds.  Mutual funds are valued at fair value which represents the net asset value of the shares of each fund as of the close of business at the end of the period.

•                  Investments in government securities, bonds and corporate equity securities, including EnergySolutions, Inc. common stock, are valued at the last reported sale price on the last business day of the Plan year.  Securities not traded on the last business day are valued at the last reported bid price.

•                  Participant loans are valued at unpaid principal balances, which approximate fair value.

EnergySolutions, LLC 401(k) Profit Sharing Plan

Notes to Financial Statements (Continued)

(d) Contributions

Participant contributions are recorded when the Company remits the contributions to Principal Trust Company.  Employer matching contributions, if any, are recorded at the same time as the participant contribution being matched.  Contributions are funded after the remittance has been recorded and following the payroll payment date.

(e) Payment of Benefits

Benefits are recorded when paid by the Plan.

(f) Recent Accounting Pronouncements

In April 2009 and September 2009, the Financial Accounting Standards Board (“FASB”) issued updates to the authoritative guidance for determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly.  The updates also permitted, as a practical expedient, entities to measure the fair value of certain investments based on the net asset value per share and expanded the required disclosures about fair value measurements. The guidance reaffirms that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. It also reaffirms the need to use judgment in determining if a formerly active market has become inactive and in determining fair values when the market has become inactive. This guidance was effective for reporting periods ended after June 15, 2009 and is applied prospectively. The adoption of the provisions of this guidance did not have a material impact on the Plan’s financial statements.

In June 2009, the FASB issued the FASB Accounting Standards Codification (the “ASC”) and the hierarchy of generally accepted accounting principles. The ASC became the source of authoritative US GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative US GAAP for SEC registrants. On the effective date of this statement, the codification superseded all then existing non-SEC accounting and reporting standards. This statement is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Plan’s adoption of the ASC had no impact on the Plan’s financial statements.

In January 2010, the FASB issued Accounting guidance improving disclosures about fair value measurements, which requires reporting entities to make new disclosures about recurring or nonrecurring fair value measurements including significant transfers into and out of Level 1 and Level 2 fair value measurements and information on purchases, sales, issuances, and settlements on a gross basis in the reconciliation of Level 3 fair value measurements. This guidance is effective for annual reporting periods beginning after December 15, 2009, except for Level 3 reconciliation disclosures which are effective for annual periods beginning after December 15, 2010. The adoption of the Level 1 and Level 2 provisions as of December 31, 2009 did not have a material impact on the Plan’s financial statements and the Company does not expect the adoption of the Level 3 provisions to have any impact on the Plan’s financial statements.

In September 2010, the FASB issued an update to authoritative guidance for accounting of defined contribution pension plans.  The update proposes changes to the classification of participant loans from investments to notes receivable from participants. The update requires that participant loans be segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. This change in classification eliminates the need for plan sponsors to estimate the fair value of these loans. This guidance is effective for plan years ending after December 15, 2010 and requires retroactive adoption of the presentation requirements for participant loans. The Plan will adopt this guidance on January 1, 2011. The adoption of this guidance is not expected to have a material effect on the Plan’s financial statements.

(g) Risks and Uncertainties

The Plan provides for investments in a variety of investment funds. Investments, in general, are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

The Plan’s concentrations of credit risk are dictated by the Plan’s provisions, as well as those of ERISA and participants’

EnergySolutions, LLC 401(k) Profit Sharing Plan

Notes to Financial Statements (Continued)

investment preferences.

3.  Investments

All investment options are participant directed. Participants’ accounts are held in investment funds managed by Principal Life Insurance Company and Principal Trust Company, the trustees of the Plan.  These funds include equity and debt security mutual funds, a common/collective trust fund and pooled separate account funds.  Interest and dividend income and changes in current values of the investment funds have been reflected in the accompanying statement of changes in net assets available for benefits.  Investments, at fair value, consist of the following:

	December 31,
	2009	2008
Morley Financial Stable Value Fund	$15,640,671	$15,201,233
Principal Global Large-Cap S&P 500 Index SEP Acct	8,885,120	6,893,184
Principal Global Diversified International SEP Acct	8,224,151	6,214,913
Capital Research Growth Fund of America R4 Fund	7,710,144	5,275,470
Neuberger Berman Genesis Trust Fund	6,955,706	5,508,402
Principal Life Time 2020 SEP Acct	5,963,325	4,213,745
Other investments (1)	52,087,327	33,841,255
Investments, at fair value	$105,466,444	$77,148,202

(1) Represents investments individually less than 5 percent of net assets available for benefits.

Investment Income

Net appreciation in the value of the investments includes all investments bought and sold during the year, as well as held at year-end. The Plan’s investments, including realized and unrealized gains and losses, net, appreciated (depreciated) in net value as follows:

December 31, 2009
Net appreciation (depreciation) in fair value of investments at estimated fair value:
EnergySolutions, Inc. common stock	$1,283,666
Pooled separate accounts	10,263,290
Mutual funds	7,586,184
Common collective trust fund	(452,590)
Total net appreciation	$18,680,550

Effective July 30, 2010, based upon the increasing cost of administration and the low participation in the EnergySolutions, Inc. stock investment option within the Plan, the election to purchase EnergySolutions, Inc. stock was permanently eliminated as a purchase option within the Plan.  The elimination of this investment option only impacts the election to purchase new stock within the Plan, and does not prohibit the holding or sale of existing stock in the plan by participants in accordance with existing laws and regulations.  Plan participants may continue to hold or sell existing EnergySolutions, Inc. stock in their accounts under the Plan.

4. Pooled Separate Accounts

The fair values of the Plan’s investments in pooled separate accounts managed by Principal have been estimated using the net asset value per unit of the investments.  Major categories of pooled separate accounts in which the fund holds investments are as follows:

Balanced / Asset Allocation Separate Accounts: These accounts primarily invest in underlying funds which are intended primarily to give the fund broad exposure to income-producing securities through their investments in fixed-income securities, “hybrid” securities and dividend generating domestic and foreign stocks. The fund invests in underlying Principal domestic and foreign equity, hybrid, and fixed-income funds according to an asset allocation strategy designed for investors having an

EnergySolutions, LLC 401(k) Profit Sharing Plan

Notes to Financial Statements (Continued)

investment time horizon comparable to that of the fund.

Short-term Fixed Income Separate Accounts: The investment seeks a high a level of current income consistent with preservation of principal and maintenance of liquidity. It invests in a portfolio of high quality, short-term money market instruments. The investments are U.S. dollar denominated securities which the sub-advisor believes present minimal credit risks. The sub-advisor maintains a dollar weighted average portfolio maturity of 90 days or less.

Real Estate Holdings: The majority of these assets are invested in commercial real estate holdings. The investment focuses on properties that return both lease income and appreciation of the buildings’ marketable value. The property holdings usually contain real estate from the multi-family, office, warehouse/manufacturing, and retail sectors.

International Equity Separate Accounts: The investment seeks long-term growth of capital by investing primarily in stocks of non-US companies with relatively small capitalizations. It invests in securities of companies with their principal place of business or principal office outside the U.S.; companies for which the principal securities market is outside the U.S.; or companies, regardless of where their securities are traded, that derive 50% of their total revenue outside of the U.S.

Large Cap Separate Accounts: The majority of these assets are invested in common stocks of companies that compose the S&P 500 Index. Management attempts to mirror the investment performance of the index by allocating assets in approximately the same weightings as the S&P 500 Index. Over the long-term, management seeks a very close correlation between the performance of the Separate Account before expenses and that of the S&P 500 Index.

Small Cap Separate Accounts: The investment focuses on long-term growth of capital and normally invests the majority of assets in common stocks of companies that compose the S&P SmallCap 600 Index or small companies whose stock prices appear low relative to their underlying value or future potential.

Mid Cap Separate Accounts: The investments primary focus is in equity securities of companies with medium market capitalizations, and mutual funds invested in common stocks of such companies.

Fixed Income Separate Accounts: These accounts invest in public and private corporate bonds, commercial and residential mortgages, asset-backed securities, and US government and agency-backed securities.

In general, transfers and payments from a pooled separate investment account will be made within seven business days after the first valuation date following receipt of a written request.  However, Principal reserves the right, under certain circumstances, to defer such transfers and payments up to 270 days, except for investments in accounts invested in real estate (such as the Principal U.S. Property Separate Account), for which requested transfers and payments may, under certain circumstances, be deferred up to three years.  Such limitations on redemption do not apply to the payments to a beneficiary of a participant due to the participant’s death or payments to a participant due to disability or retirement under the Plan.  Principal will provide written notification in the event of a deferment in excess of 30 days.  As of December 31, 2009, Plan management has not received notice of any such deferments.

5. Stable Value Fund

The Stable Value Fund (the “Fund”) was added to the Plan investment options in June 2005. The trustee is authorized to employ the services of an investment advisor for the Fund, which is Morley Capital Management Inc., a wholly owned subsidiary of the Principal Financial Group.

The Fund offers a diversified group of investments with competitive levels of yield consistent with a stable fixed-income methodology and a prudent assumption of investment risk. The Fund provides stability of returns, liquidity to pay plan benefits and a high credit quality by investing in conventional, synthetic and separate account investment contracts (collective contracts) issued by life insurance companies, banks and other financials institutions. These contracts allow for their principal value to remain stable regardless of the volatility of the financial markets.

Investments held by a collective investment trust are required to be reported at fair value. The statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis. As of December 31, 2009 and 2008, the Fund’s contract value was $15,535,695 and $15,945,686,

EnergySolutions, LLC 401(k) Profit Sharing Plan

Notes to Financial Statements (Continued)

respectively, and the Fund’s fair value was $15,640,671 and $15,201,233, respectively. As of December 31, 2009 and 2008, the Plan’s interest in the net assets of the stable value fund was 0.5 percent.

The average yield based on interest rates credited to participants was 2.22 percent and 3.88 percent for the years ended December 31, 2009 and 2008, respectively. The average yield based on actual earnings was 2.21 percent and 3.99 percent for the years ended December 31, 2009 and 2008, respectively.

The contributions are maintained in a general account which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.  The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

Certain events limit the ability of the Plan to transact at contract value with the issuer.  Such events include termination of the contract, spin-offs, divestitures, layoffs, corporate relocation, partial or total Plan termination, retirement incentive programs, and the liberalization of Plan withdrawal or transfer rules.  Upon occurrence of any of these events, a market value adjustment may apply.  The Administrative Committee does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The Fund may terminate the investment contract with the Plan by providing 12 months advance written notice to the contract owner for reasonable cause, which includes the contract owner’s failure to abide by federal law, failure to render performance necessary to comply with the terms of the contract, Plan disqualification and failure to adopt the Plan in a reasonable period of time.  Upon termination by the Fund, a market value adjustment may apply.

6. Fair Value Measurements

In 2008, the Plan adopted the accounting requirements for financial assets and financial liabilities reported at fair value and related disclosures. Effective January 1, 2009, the Plan prospectively implemented the accounting requirements for non-financial assets and non-financial liabilities reported or disclosed at fair value.  The requirements define fair value, establish a three level hierarchy for measuring fair value in US GAAP and expand disclosures about fair value measurements.  Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that a company has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability.

This hierarchy requires the Plan to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan.

Common stocks:  Common stocks are valued using quoted prices listed on nationally recognized securities exchanges (Level 1 inputs).

Stable value fund:  The fair value of participation units in the stable value collective trust is based on net asset values of the fund, after adjustments to reflect all fund investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported in the audited financial statements of the fund (Level 2 inputs).   The fund invests in conventional and synthetic investment contracts issued by life insurance companies, banks, and other financial institutions, with the objective of providing a high level of return that is consistent with also providing stability of investment return, preservation of capital and liquidity to pay plan benefits of its retirement plan investors.

Mutual funds:  The fair values of mutual fund investments are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs).

Pooled separate accounts:  The fair values of participation units held in separate accounts are based on the net asset values reported by the fund managers as of the financial statement dates and recent transaction prices (Level 2 inputs).  The

EnergySolutions, LLC 401(k) Profit Sharing Plan

Notes to Financial Statements (Continued)

investment objectives and underlying investments of the separate accounts vary, with some holding diversified portfolios of domestic or international stocks and open-ended mutual funds, some holding securities of U.S. companies in a particular industry sector, some holding short-term and/or medium-term corporate, government and government agency bonds, and others holding a blend of various domestic stocks, bonds and mutual funds.

In addition, one of the separate accounts invests mainly in commercial real estate and includes mortgage loans which are backed by the associated properties. These underlying real estate investments have unobservable Level 3 pricing inputs.

Participant loans:  Participant loans are reported at outstanding balances, which approximate fair value.  There is no existing market for these loans as all transactions are restricted to participants and the Company. These loans cannot be assumed or sold to outside parties. There is no credit risk involved with these loans as any participant defaults are deemed taxable distributions to the participant.

The following table sets forth by level within the fair value hierarchy a summary of the Plan’s investments:

	December 31, 2009
	Level 1	Level 2	Level 3	Total
EnergySolutions, Inc. common stock	$3,367,129	$—	$—	$3,367,129
Mutual funds — equity	33,888,918	—	—	33,888,918
Common collective trust	—	15,640,671	—	15,640,671
Pooled separate accounts	—	49,163,001	924,041	50,087,042
Participant loans	—	—	2,482,684	2,482,684
Investments, at fair value	$37,256,047	$64,803,672	$3,406,725	$105,466,444

	December 31, 2008
	Level 1	Level 2	Level 3	Total
EnergySolutions, Inc. common stock	$1,871,018	$—	$—	$1,871,018
Mutual funds — equity	22,129,611	—	—	22,129,611
Common collective trust	—	15,201,233	—	15,201,233
Pooled separate accounts	—	34,660,705	1,036,884	35,697,589
Participant loans	—	—	2,248,751	2,248,751
Investments, at fair value	$24,000,629	$49,861,938	$3,285,635	$77,148,202

Level 3 Gains and Losses

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 investments:

	Participant Loans		Pooled Separate Accounts
	2009	2008	2009	2008
Beginning balance	$2,248,751	$2,116,577	$1,036,884	$—
Transfers in/out	—	—	—	1,146,262
Realized and unrealized losses	—	—	(371,021)	(150,753)
Purchases, sales, issuances and settlements, net	233,933	132,174	258,178	41,375
Ending balance	$2,482,684	$2,248,751	$924,041	$1,036,884

7. Exempt Party-in-Interest Transactions

Plan assets and investment options include common stock of EnergySolutions, Inc., the parent of the Company. The Company is the Plan Administrator as defined by the Plan and therefore Plan transactions with respect to shares of common stock of EnergySolutions, Inc. are party-in-interest transactions under ERISA. Such transactions are, however, permitted under ERISA since they involve participant-directed purchases and sales of “qualifying employer securities” within a defined contribution plan.  The Plan held 396,599 and 331,154 shares of common stock of EnergySolutions, Inc. valued at $3,367,129 and $1,871,018 as of December 31, 2009 and 2008, respectively.

Participant loans totaling $2,482,684 and $2,248,751 as of December 31, 2009 and 2008, respectively, are considered party-in-interest transactions but are permitted under ERISA. Interest income pertaining to participant loans totaled $142,297 for the

EnergySolutions, LLC 401(k) Profit Sharing Plan

Notes to Financial Statements (Continued)

year ended December 31, 2009.

Certain Plan investments are shares of funds that are managed by the Plan’s trustee, and therefore, these transactions constitute party-in-interest transactions under ERISA.  Any purchases and sales of these funds are open market transactions at fair market value.  Consequently, such transactions are permitted under the provisions of the Plan and are exempt from the prohibition on party-in-interest transactions under ERISA.

8. Income Tax Status

Prior to January 1, 2007, the Plan utilized prototype retirement plan documents that were pre-approved as to their tax-qualified form under IRC Section 401 by an IRS opinion letter dated July 22, 2003 on which the Plan was entitled to rely.   Effective January 1, 2007, the Plan converted from an IRS pre-approved prototype plan document to an individually designed plan document.  As a result, the newly amended Plan can continue to rely on the prior IRS opinion letter as to the tax-qualified form of the Plan through the end of a “linked remedial amendment period” (“RAP”) under IRS “Cycle D;” provided the Plan is amended to comply with all changes to applicable tax-qualification requirements and submitted for an updated IRS determination letter by the end of the RAP.

The Company and the Administrative Committee believe that the Plan is currently designed and being operated in compliance with all of the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the accompanying financial statements.

9. Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to amend or discontinue its contributions at any time and to amend or terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, either full or partial, all amounts credited to the impacted participants’ accounts become 100 percent vested and, therefore, will not be subject to forfeiture.

10. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits and net increase in net assets available for benefits per the financial statements to net assets available for benefits and net increase in net assets available for benefits per the Form 5500:

	December 31,
	2009	2008
Net assets available for benefits per the financial statements	$106,165,466	$77,892,655
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	104,976	(744,453)
Deemed distributions of participant loans	—	(21,049)
Net assets available for benefits per the Form 5500	$106,270,442	$77,127,153

December 31, 2009
Net increase in net assets available for benefits per the financial statements	$28,272,811
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	849,429
Deemed distributions of participant loans	21,049
Net increase in net assets available for benefits per the Form 5500	$29,143,289

The accompanying financial statements present fully benefit-responsive investment contracts at contract value.  The Form 5500 requires fully benefit-responsive investment contracts to be reported at fair value.  Therefore, the difference between fair value and contract value for fully benefit-responsive investment contracts represents a reconciling item.

10. Subsequent events

The Plan’s management has evaluated subsequent events through October 15, 2010, which is the date the financial statements

EnergySolutions, LLC 401(k) Profit Sharing Plan

Notes to Financial Statements (Continued)

were available to be issued.

Supplemental Schedule

EnergySolutions, LLC 401(k) Profit Sharing Plan

EIN 14-1921823      Plan #002

Schedule H, Part IV, Line 4i - Schedule of Assets

(Held at End of Year)

December 31, 2009

		(c)
	(b)	Description of Investment, Including
	Identity of Issue, Borrower, Lessor,	Maturity Date, Rate of Interest, Collateral,	(d)	(e)
(a)	or Similar Party	Par or Maturity Value	Cost**	Current Value

	Common collective trust
	Morley Financial Stable Value Fund	Common collective trust, 870,069 units
		(Fund at contract value $15,535,695)		$15,640,671

	Mutual funds
	Capital Research Growth Fund of America R4 Fund	Mutual fund, 284,402 units		7,710,144
	Neuberger Berman Genesis Trust Fund	Mutual fund, 177,215 units		6,955,706
	Capital Research Fdmntl Inv Funds R4 Fund	Mutual fund, 153,867 units		5,028,366
	Davis New York Venture A Fund	Mutual fund, 150,240 units		4,654,435
	Dodge & Cox International Stock Fund	Mutual fund, 85,670 units		2,728,589
	T. Rowe Price New Horizons Fund	Mutual fund, 67,220 units		1,719,493
	Cramer Rosenthal Mid-Cap Value Inv Fund	Mutual fund, 58,687 units		1,402,029
	Munder Mid-Cap Core Growth Fund	Mutual fund, 53,854 units		1,199,876
	American Beacon Large Cap Plan Ahead Fund	Mutual fund, 64,720 units		1,062,694
	PIMCO Total Return Adm Fund	Mutual fund, 74,259 units		802,002
	Columbia Small-Cap Value I Fund	Mutual fund, 17,334 units		625,584
	Total mutual funds			33,888,918

	Pooled separate accounts
*	Principal Global Large-Cap S&P 500 Index SEP Acct	Mutual fund, 187,215 units		8,885,120
*	Principal Global Diversified International SEP Acct	Mutual fund, 161,813 units		8,224,151
*	Principal LifeTime 2020 SEP Acct	Mutual fund, 417,021 units		5,963,325
*	Principal Bond & Mortgage SEP Acct	Mutual fund, 5,427 units		4,898,215
*	Principal LifeTime 2030 SEP Acct	Mutual fund, 346,304 units		4,857,012
*	Principal Intl Emerging Market SEP Acct	Mutual fund, 72,336 units		3,545,743
	Columbus Circle Large-Cap Growth SEP Acct	Mutual fund, 151,134 units		3,231,971
*	Principal LifeTime 2040 SEP Acct	Mutual fund, 171,182 units		2,397,949
*	Principal LifeTime 2010 SEP Acct	Mutual fund, 162,997 units		2,261,353
*	Goldman Sachs Mid-Cap Value I SEP Acct	Mutual fund, 66,649 units		1,980,145
*	Principal LifeTime 2050 SEP Acct	Mutual fund, 78,336 units		1,052,890
*	Principal Global Mid-Cap S&P 400 Index SEP Acct	Mutual fund, 49,182 units		1,001,477
*	Principal Real Estate US Property SEP Acct	Mutual fund, 2,155 units		924,041
*	Principal LifeTime STR Inc SEP Acct	Mutual fund, 62,822 units		863,650
	Total pooled separate accounts			50,087,042

	Common stocks
*	EnergySolutions, Inc. Common Stock	Common stock, 396,599 shares		3,367,129

	Participant loans
*	Participant loans	442 loans with interest rates ranging from 4.25% to 9.75%, maturing at various dates through December 2024		2,482,684
	Total Investments			$105,466,444

*	Denotes a party-in-interest as defined by the Employee Retirement Income Security Act of 1974.
**	The information in column (d) is not required because the investments are participant –directed.

See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee (or other persons who administer the EnergySolutions, LLC 401(k) Profit Sharing Plan) has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 15, 2010

EnergySolutions, LLC 401(k) Profit Sharing Plan

	By:	/s/ WILLIAM R. BENZ
WILLIAM R. BENZ
Executive Vice President and
Chief Financial Officer